Filed by: Iberdrola, S.A.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14d-2 of the Securities

Exchange Act of 1934

Subject Company: Scottish Power plc

Exchange Act File Number: 001-14676

Date: December 14, 2006

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc. (the “Acquisition”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the “Scheme”), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the “Offer”) rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower plc shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower plc relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

14 December 2006

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES

FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS

(Rules 8.1(a) and (b)(i) of the Takeover Code)

1.	KEY INFORMATION
	Name of person dealing (Note 1)	José Orbegozo Arroyo
	Company dealt in	Iberdrola, S.A.
	Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares of €3.00 each
	Date of dealing	13 December 2006

2.	INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	500,000	(0.06%)
(2) Derivatives (other than options)	-	-
(3) Options and agreements to purchase/sell	-	-
Total	500,000	(0.06%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)
Class of relevant security:	Details

3.	DEALINGS (Note 4)

	(a)	Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	10,000	33.27 Eur
Purchase	5,000	33.28 Eur
Purchase	10,000	33.29 Eur
Purchase	60,000	33.30 Eur

(b)	Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)	Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.	OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	14 December 2006
Contact name	Jo Lyn Tan
Telephone number	+44 (0)207 678 5595
Name of offeree/offeror with which associated	Iberdrola, S.A.
Specify category and nature of associate status (Note 10)	Adviser to offeror

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk